PRESS RELEASE

Banro Provides Notice of Year End 2013 Financial Results Release
& Investor Conference Call Details

- Investor conference call to be held 11:00AM EST Monday March 31, 2014

Toronto, Canada – March 25, 2014 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) intends to release its Year End 2013 financial results on Friday March 28, 2014 and follow with a conference call at 11:00AM EST on Monday March 31, 2014.

Year End 2013 Financial Results Conference Call Information

Toll Free (North America):	+1-877-223-4471
Toronto Local & International:	+1 647-788-4922

Year End 2013 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Passcode: 58807936
Toronto Local & International:	+1 416-621-4642	Passcode: 58807936

The conference call will replay will be available from 2:00PM EST on Monday March 31, 2014 until 11:59PM EST on Monday April 14, 2014.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.